MDS to Sell Diagnostics Business to Borealis Infrastructure Management
in $1.3B Transaction

Important Milestone in Executing Global Life Sciences Strategy

Toronto, Canada, October 5, 2006 - MDS Inc. (TSX:MDS; NYSE: MDZ), a global life sciences company, announced today a new chapter in the Company’s history as it signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. in a CAD$1.325 billion transaction. This strategic sale is designed to shift the company’s business focus to the life sciences market.

Under this agreement, Borealis Infrastructure Management, an investment entity of Ontario Municipal Employees Retirement System (OMERS), one of Canada's largest pension plans, will acquire MDS Diagnostic Services, Canada’s largest provider of laboratory services, with annualized revenues of CAD$335 million and over 2,900 employees.

This sale is pivotal to the strategy that MDS has been executing since last September. This strategy also included streamlining its cost structure to be more competitive and selling non strategic assets.

 “The sale of our diagnostics business represents a major milestone for MDS in the transition to a global life sciences company,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc.  “We will be able to focus exclusively on life sciences markets, where incredible advances are being made to diagnose and treat diseases. This agreement represents a great outcome for our shareholders, our employees and the customers we serve.”

“We see an exciting future for this business,” said Michael Rolland, Senior Vice President of Borealis Infrastructure. “We look forward to working with the talented professional staff at MDS Diagnostic Services to ensure that they continue to lead the industry in the delivery of laboratory services that support the healthcare needs of Canadians.”

From the total transaction price of CAD$1.325 billion, MDS expects to realize net proceeds of approximately CAD$1.052 billion, after provision for taxes, expenses and amounts attributable to minority interests. A portion of the purchase price may be retained for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS. This transaction is subject to conditions and customary approvals, including regulatory consents and approval from the shareholders of LPBP Inc., the limited partner of the entity that owns the assets used in the Ontario Laboratory Business. The transaction is expected to close by the end of January 2007.

MDS has been advised by RBC Capital Markets and UBS Securities on this transaction.

Following the completion of this transaction, MDS intends to make a number of changes to its capital structure. MDS plans to use CAD$500 million of the proceeds to fund a one- time share buyback, subject to regulatory approval. In keeping with the practices of its life sciences peers, MDS will discontinue the payment of its quarterly dividend. In addition, MDS intends to invest the remainder of the proceeds in growing its market-leading life sciences businesses. The company also expects to convert to US$ reporting in the first quarter of 2007 and to US GAAP reporting over the course of fiscal 2007.

MDS has market-leading franchises in drug discovery instruments, molecular imaging, radiopharmaceutics and contract research services for pharmaceutical and biotech clients. These businesses provide products and services to enable the development of new drugs and diagnostics as well as the diagnosis and treatment of disease.

As a company with US$1 billion in life sciences revenues, following this transaction MDS expects to generate 95 percent of its revenues from global markets by the end of this fiscal year. The strengthened focus on life sciences should enable the company to generate higher growth rates in the markets in which the company’s three business units operate. For example:

•	MDS Sciex, a leading provider of analytical instruments, operates in a market with an 8% -11% growth rate annually.
•	MDS Nordion, a leading provider of medical isotopes and leading developer and manufacturer of radiotherapeutics, does business in a market with a 5% - 8% annual growth rate.
•	MDS Pharma Services, a leading provider of early stage drug development services and the 6th largest global contract research organization, operates in a market with a 10% - 14% annual growth rate.

An analyst and institutional investor conference call will be held at 10 am EST this morning, October 5th, to discuss this announcement. The call will be webcast live at www.mdsinc.com. A recording of the conference call will be available at www.mdsinc.com/news_events/webcasts_presentations.asp or by calling 416-695-5800 and entering access code 3196593.

This press release contains forward-looking statements (within the meaning of applicable securities’ legislation including the U.S. Private Securities Litigation Reform Act of 1995) relating to the proposed sale by MDS of its diagnostic business, the intended use of proceeds, such as share buybacks and the cessation of dividends by MDS following the completion of the transaction and the ability of MDS to generate future growth. Words such as "expects", "will", “should”, “plans” and "intends" are intended to identify these forward-looking statements. These forward-looking statements are based on estimates and assumptions made by MDS in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that MDS believes are appropriate in the circumstances. There are a number of risks, uncertainties and other factors that could cause (i) the proposed sale not to occur or not to occur within the expected period; (ii) MDS to use the proceeds in a different manner than expected; (iii) MDS to not execute a share buyback or continue paying quarterly dividends or (iv) future growth rates in the Company’s remaining businesses to be adversely affected or to be less than historical growth rates. These factors include, without limitation, MDS's ability to obtain the requisite regulatory and other approvals and to comply with the closing conditions to the transaction, some of which are beyond MDS's control; changes in market economic or regulatory conditions or liquidity needs that make it inadvisable or impractical to conduct a share buyback or change dividend policies or that adversely impact future growth rates; many of which are beyond MDS's control. Risk factors relating to MDS’s business, as discussed in greater detail in the “Risk Factors” section of MDS’s Annual Information Form or in its Management Discussion and Analysis included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov) should be considered carefully, and readers should not place undue reliance on MDS's forward-looking statements. MDS has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day. MDS Diagnostic Services, a business unit of MDS Inc. (TSX: MDS, NYSE: MDZ), is a leading provider of laboratory testing and management services.

About Borealis Infrastructure Management Inc.

Borealis Infrastructure identifies, invests in and manages OMERS infrastructure assets, which provide competitive and stable rates of return over a long investment horizon. In the business since 1998, Borealis is a global leader in infrastructure investing, with assets in energy, transportation, infrastructure buildings, including long-term care facilities and hospitals, pipelines and telecommunications. Visit the Borealis Infrastructure website at www.borealisinfrastructure.com for more information.

OMERS is one of Canada's largest pension plans, with more than $41 billion in assets. It provides retirement benefits to 365,000 members on behalf of 900 local government employers across Ontario. Visit the OMERS website at www.omers.com for more information.

For further information contact:

Investors:
Sharon Mathers
Vice-President, Investor Relations and External Communications
MDS Inc.
(416) 675-6777 x 4721
sharon.mathers@mdsinc.com

Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 2265
catherine.melville@mdsinc.com

Michael Rolland
Senior Vice President
Borealis Infrastructure
(416) 361-1011
mrolland@borealisinfrastructure.com

Debbie Oakley
Senior Vice President, Corporate Affairs Division
OMERS
(416) 369-2402
doakley@omers.com